Exhibit 99.1

Besra disputing Vietnam General Department of Customs tax claim

Toronto, Canada – July 5, 2013 - Besra (TSX: BEZ) (ASX: BEZ) (OTCQX: BSRAF) (FSX: OP6) is currently disputing two tax claims by the Vietnam General Department of Customs (GDC) against Phuoc Son Gold Company (PSGC) and Bong Mieu Gold Mining Company (BMGMC), Besra’s two operating gold companies in Vietnam.

The GDC has made an assessment that PSGC and BMGMC should pay a total of 250 billion Vietnamese dong (approximately USD 12 million) in export duties.

In Vietnam, gold exported at 99.99% does not attract any export duty.  GDC is claiming that during 2011 and 2012, several shipments did not meet 99.99% and therefore likely to a 10% tax.

Besra strongly disputes this assessment as every shipment in question was refined in Vietnam to 99.99% by ACB Gold Center and certified 99.99% by Quality Assurance and Testing Center 3 (QuaTest3), the official government-testing centre.

Besra exports gold to the Argor-Heraeus SA (Argor) refinery in Switzerland, to certify the gold as “ good delivery” before it is sold. Argor’s assays have always confirmed good delivery within normal industry tolerance.

PSGC and BMGMC each filed official complaints under the Vietnamese Law on Complaints on 16 May 2013.  The law provides for companies to dispute assessments made by government bodies in Vietnam in the first instance in an appeal heard by GDC, followed by an appeal to the Ministry of Finance and, finally, in proceedings before an administrative court of law. The Company intends on exhausting all rights of appeal and is of the view, supported by external legal counsel that the claims brought by the GDC are without merit.

Discussions with the Vietnamese Government are continuing to resolve the matter promptly.

Besra is a diversified gold company focused on four advanced properties; the Bau Goldfield in East Malaysia, Bong Mieu and Phuoc Son in Central Vietnam, and Capcapo in the Philippines. Besra expects to expand existing gold production capacity in Vietnam over the next two years and is projecting new production capacity from Bau Central during late 2015 (start up and production forecasts will depend on the result of the current Jugan feasibility, which is scheduled for completion in 2013).

Besra Gold Inc
John A G Seton
Chief Executive Officer

For further information contact:
James W Hamilton
Vice-President Investor Relations
T: +1 (416) 572 2525
F: +1 (416) 572 4202
TF: 1 888 902 5522 (North America)
TF: 800 308 602 (Australia)
E:  ir@besra.com
Besra – www.besra.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
Certain of the statements made and information contained herein is “ Forward-looking information”  within the meaning of applicable securities laws, including statements concerning our plans at our producing mines and exploration projects, which involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information. Forward-looking information is subject to a variety of risks and uncertainties that could cause actual events or results to differ from those reflected in the forward-looking information, including, without limitation, failure to establish estimated resources or to convert resources to mineable reserves; the grade and recovery of ore which is mined varying from estimates; capital and operating costs varying significantly from estimates; delays in obtaining or failure to obtain required governmental, environmental, or other project approvals; changes in national and local government legislation or regulations regarding environmental factors, royalties, taxation or foreign investment; political or economic instability; terrorism; inflation; changes in currency exchange rates; fluctuations in commodity prices; delays in the development of projects; shortage of personnel with the requisite knowledge and skills to design and execute exploration and development programs; difficulties in arranging contracts for drilling and other exploration and development services; dependency on equity market financings to fund programs and maintain and develop mineral properties; and risks associated with title to resource properties due to the difficulties of determining the validity of certain claims and other risks and uncertainties, including those described in each management’s discussion and analysis released by the Company. In addition, forward-looking information is based on various assumptions including, without limitation, the expectations and beliefs of management; the assumed long-term price of gold; the availability of permits and surface rights; access to financing, equipment and labour and that the political environment in the jurisdictions within which the Company operates will continue to support the development of environmentally safe mining projects. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements, which speak only as of the date they are made. Except as required under applicable securities legislation, the Company undertakes no obligation to publicly update or revise forward-looking information, whether as a result of new information, future events or otherwise.